ARTICLES OF AMENDMENT OF PRECIGEN, INC. The undersigned, on behalf of the corporation set forth below, pursuant to Title 13.1, Chapter 9, Article 11 of the Code of Virginia, states as follows: 1. The name of the corporation is Precigen, Inc. (the “Corporation”). 2. The amended and restated articles of incorporation of the Corporation (the “Articles”) are hereby amended by deleting therefrom in its entirety the existing Subsection B of Article III of the Articles, and inserting in lieu thereof the following new Subsection B of Article III: B. The aggregate number of shares that the Corporation shall have authority to issue shall be 25,000,000 shares of Preferred Stock, no par value per share (hereinafter called “Preferred Stock”), and 700,000,000 shares of Common Stock, no par value per share (hereinafter called “Common Stock”). 3. The foregoing amendment was adopted on June 26, 2025. 4. The amendment was proposed by the board of directors and submitted to the shareholders of the Corporation at the annual meeting of shareholders held on June 26, 2025 in accordance with the provisions of Title 13.1, Chapter 9 of the Code of Virginia, and: a. The designation, number of outstanding shares, and number of votes entitled to be cast on the amendment were: Designation Number of outstanding shares Number of votes entitled to be cast Common Stock, no par value per share 295,165,060 295,165,060 There were no voting groups entitled to vote separately on the amendment. b. The total number of votes cast for and against the amendment was: Designation Total votes FOR Total votes AGAINST Common Stock, no par value per share 223,238,979 5,603,517 c. The number of votes cast for the amendment was sufficient for approval. [Signature page follows]

Executed in the name of the corporation by: /s/ Donald P. Lehr Name: Donald P. Lehr Title: Chief Legal Officer Date: July 24, 2025 Corporation’s SCC ID No.: 06154801